                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              NCS HealthCare, Inc.

                                (Name of Issuer)

                              Class A Common Stock

                         (Title of Class of Securities)

                                    62887410

                                 (CUSIP Number)

                             Christopher J. Hubbert
  Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, Cleveland, Ohio 44114,
                                  216-736-7215
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 26, 2002
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62887410                                                  Page 2 of 13


-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

       TURKEY VULTURE FUND XIII, LTD.
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [X]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       WC
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [ ]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       OHIO
-------------------------------------------------------------------------------
        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 500,000

      BENEFICIALLY        ------------------------------------------------------
                            8   SHARED VOTING POWER
        OWNED BY
                          ------------------------------------------------------
          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               500,000
                          ------------------------------------------------------
         PERSON            10   SHARED DISPOSITIVE POWER

          WITH
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       500,000
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)                                            [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.7%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       OO
-------------------------------------------------------------------------------

CUSIP NO. 62887410                                                  Page 3 of 13


-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

       RICHARD M. OSBORNE TRUST
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [X]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       PF
-------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [ ]

-------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       OHIO
-------------------------------------------------------------------------------
        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 314,700

      BENEFICIALLY        ------------------------------------------------------
                            8   SHARED VOTING POWER
        OWNED BY
                          ------------------------------------------------------
          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               314,700
                          ------------------------------------------------------
         PERSON            10   SHARED DISPOSITIVE POWER

          WITH
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       314,700
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)                                            [ ]

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.7%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       OO
-------------------------------------------------------------------------------

CUSIP NO. 62887410                                                  Page 4 of 13


This Schedule 13D Statement is being voluntarily filed by Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), and the Richard M. Osborne Trust (the "Trust") to report (1) purchases of Class A Common Stock, $.01 par value per share, of NCS HealthCare, Inc., a Delaware corporation ("NCS"), (2) the presumably accidental release of material, non-public information by Benesch, Friedlander, Coplan & Aronoff ("BFCA"), legal counsel to NCS, to Richard M. Osborne (who for the sake of clarity, as will become apparent shortly, is referred to in this Schedule 13D as "Investor Osborne"), and (3) Investor Osborne's response to the receipt of the information as soon as he became aware that the information was in his possession. This Schedule 13D is also being filed to allow the Fund or the Trust to continue to purchase or sell NCS shares should Investor Osborne decide to do so.

                             INTRODUCTORY STATEMENT

Because Investor Osborne is not the beneficial owner of 5% of the NCS shares, he is not required under applicable rules of the Securities and Exchange Commission to make this filing. However, because of the unusual and coincidental events surrounding Investor Osborne's purchase of NCS shares and the release of material, non-public information by BFCA to Investor Osborne, and the current lack of trust prevalent in the U.S. securities markets, this Schedule 13D is being filed using a non-traditional Introductory Statement to fully disclose all the relevant facts in one place.

Investor Osborne originally began purchasing NCS shares for investment in October 2001. These original purchases were made through the Fund, of which Investor Osborne is the sole manager. The Fund seeks to purchases undervalued securities and generally focuses on small capitalization companies. Investor Osborne believed that NCS, while in a distressed financial condition and therefore an extremely risky investment, was undervalued. He also believed that NCS was beginning to show signs of emerging from the difficult conditions that had plagued its core business. Investor Osborne is also aware that his brother, Michael Osborne, purchased some shares of NCS around the time Investor Osborne purchased the original NCS shares through the Fund in October 2001.

Investor Osborne continued to purchase NCS shares sporadically throughout the first five months of 2002, so as to further build the position held by the Fund.

In June 2002, upon his return from his cabin in Pennsylvania to his home and business in Ohio, Investor Osborne began again to read publicly-available information regarding NCS, including the Form 10-Q for the quarterly period ended March 31, 2002. Investor Osborne noted that the cash position of NCS was improving, and believing that the NCS shares continued to be undervalued, Investor Osborne began to pick up the pace of his purchases of NCS shares, with the ultimate goal of purchasing 500,000 Class A common shares in the Fund and purchasing additional shares in the Trust in order to accumulate more than 5% of the outstanding shares of NCS. Investor Osborne had, and still has, no plans with respect to NCS other than to hold the shares for investment.

On July 15, 2002, Investor Osborne returned to his cabin in Pennsylvania. Apparently on the preceding Friday, July 12, 2002, a Federal Express envelope was sent by BFCA to Investor Osborne's residence in Ohio, presumably for delivery on July 15, 2002. Investor Osborne never saw the envelope before he departed for his cabin. While the package was addressed to "Richard Osborne," without a middle initial, and contained the correct number in Investor Osborne's residential address, the street name was incorrectly identified as "Foxhold" instead of "Foxhollow." In the box to identify a contact

CUSIP NO. 62887410                                                  Page 5 of 13


telephone number, the Federal Express envelope correctly included Investor Osborne's business phone number in Ohio. Despite the incorrect street name, the package was left at Investor Osborne's house. Since no one was at Investor Osborne's home, the package was not signed for by anyone. Investor Osborne was not expecting a package from BFCA and is not even aware of how BFCA obtained his home address, albeit an incorrect one.

On either July 15 or 16, 2002, one of Investor Osborne's employees in the regular course of his responsibilities checked on Investor Osborne's house. He noticed the Federal Express envelope and took it to Investor Osborne's office in Mentor, Ohio. The Federal Express envelope remained at Investor Osborne's office, along with his other mail, which his secretary, as was her normal practice, kept for him to read upon his return to his Mentor, Ohio office.

While Investor Osborne was at his cabin in Pennsylvania, his secretary did not contact him regarding the Federal Express envelope and Investor Osborne was not aware of the envelope at his office in Mentor, Ohio. Investor Osborne returned from Pennsylvania to his Ohio residence on the night of July 24, 2002.

Because of the press of other business, Investor Osborne did not read his mail on July 25, 2002. On July 26, 2002, an employee in Investor Osborne's office answered a telephone call at approximately 4:00 p.m. to 4:30 p.m. from a woman who identified herself as working at BFCA. At this time, Investor Osborne was in his Mentor, Ohio office. The BFCA employee asked if she had reached the office of the "Mr. Osborne" who was on the Board of Directors of NCS and was traveling to Las Vegas, Nevada. Investor Osborne's employee indicated she did not know about the NCS Board but would find out, and that she did know that he was not traveling to Las Vegas. The BFCA employee then stated she must have the wrong "Mr. Osborne." Investor Osborne's employee relayed the conversation regarding NCS and Las Vegas to Investor Osborne. He responded to her that he had no idea what the BFCA employee was talking about.

Later on the afternoon of last Friday, July 26, 2002, at approximately 5:00 p.m., Investor Osborne and his secretary went through his mail. At that time, Investor Osborne discovered the contents of the Federal Express envelope sent to his residence on July 12, 2002. The package was sent by BFCA and included a cover memorandum from Megan L. Mehalko, an attorney at BFCA, to "NCS Distribution" and drafts of merger documents presumably involving NCS. Investor Osborne noticed the names of Glenn Pollack, an investment banker, and H. Jeffrey Schwartz, a partner at BFCA, on a contact list included on the cover memorandum. No list identifying the members of the "NCS Distribution" was included. Investor Osborne did not read the enclosed merger documents and immediately contacted his legal counsel upon realizing what he believed he had received.

Investor Osborne assumes that this is a striking case of mistaken "Richard Osbornes." On the Board of NCS is Richard L. Osborne, a Professor for the Practice of Management, and formerly the Executive Dean of the Weatherhead School of Management, at Case Western Reserve University, in Cleveland, Ohio ("Director Osborne"). Investor Osborne recalls meeting Director Osborne on one occasion, but is not sure of his home address, as apparently was also the case for BFCA.

Investor Osborne never purchased any shares of NCS while in knowing possession of the draft merger documents and will not purchase any more, or sell any, shares of NCS until this Schedule 13D is filed and thereby made public. Investor Osborne still has not read, and will not read, the draft merger documents that were included in the Federal Express envelope. Investor Osborne has no knowledge of any of the proposed terms of the merger transaction and no

CUSIP NO. 62887410                                                  Page 6 of 13


knowledge of whether any transaction will be completed. Concurrently with the filing of this Schedule 13D, Mr. Osborne will make this Schedule 13D available to BFCA so that NCS may make any public disclosure that it believes is necessary.

Item 1.     Security and Issuer.

      This Schedule 13D relates to shares of Class A Common Stock, $0.01 par value per share (the "Shares"), of NCS HealthCare, Inc., a Delaware corporation ("NCS"), which has its principal executive offices at 3201 Enterprise Parkway, Suite 220, Beachwood, Ohio 44122.

Item 2.     Identity and Background.

     (a) This Schedule 13D is filed by Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), and the Richard M. Osborne Trust, an Ohio Trust (the "Trust"), for the purpose of reporting acquisitions of Shares of NCS. Investor Osborne is the sole manager of the Fund and the sole trustee of the Trust.

     (b) The address of the Fund and the Trust, and the business address of Investor Osborne, is 8500 Station Street, Suite 113, Mentor, Ohio 44060.

     (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. The Trust was established by Investor Osborne for estate planning purposes. Investor Osborne's principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060.

     (d) Negative with respect to the Fund, the Trust and Investor Osborne.

     (e) Negative with respect to the Fund, the Trust and Investor Osborne.

     (f) The Fund is a limited liability company organized under the laws of the State of Ohio. The Trust is a trust organized under the laws of the State of Ohio. Investor Osborne is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $92,746 (excluding commissions) from available funds. The Shares reported herein as having been acquired by the Trust were acquired for the aggregate purchase price of approximately $146,384 (excluding commissions) from personal funds contributed by Investor Osborne to the Trust.

Item 4.  Purpose of Transaction.

     The Fund and the Trust purchased the Shares to acquire a minority interest in NCS for the purpose of investment. Depending on market conditions, developments with respect to NCS's business and other factors, the Fund and the Trust reserve the right to dispose of or acquire additional Shares.

CUSIP NO. 62887410                                                  Page 7 of 13


     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D, neither the Fund, the Trust nor Investor Osborne presently has plans or proposals that relate to or would result in any of the following:

     (i) subject to Investor Osborne's receipt by mistake of apparent draft merger documents regarding NCS as discussed in the Introductory Statement above, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NCS;

     (ii) the sale or transfer of a material amount of assets of NCS;

     (iii) a change in the present board of directors or management of NCS;

     (iv) a material change in the present capitalization or dividend policy of NCS;

     (v) a material change in the business or corporate structure of NCS;

     (vi) a change to the certificate of incorporation or bylaws of NCS or an impediment to the acquisition of control of NCS by any person;

     (vii) the delisting from the Nasdaq Over-the-Counter Bulletin Board of the Shares;

     (viii) a class of equity securities of NCS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (ix) any action similar to any of those enumerated in (i) through (viii) above.

     Investor Osborne, the Fund and the Trust reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by NCS, there are 18,461,599 Shares outstanding.

     The Fund beneficially owns 500,000 Shares, or approximately 2.7% of the outstanding Shares. The Trust beneficially owns 314,700 Shares, or 1.7% of the outstanding Shares. As sole Manager of the Fund and sole trustee of the Trust, Investor Osborne may be deemed to beneficially own all 814,700 Shares held by the Fund and the Trust, or 4.4% of the outstanding Shares. As discussed in the Introductory Statement, Investor Osborne's brother, Michael Osborne, also owns Shares. Investor Osborne disclaims beneficial ownership of any Shares held by his brother.

     (b) Investor Osborne, as sole Manager of the Fund and sole trustee of the Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund and the Trust.

CUSIP NO. 62887410                                                  Page 8 of 13


     (c) Given the facts set forth in the Introductory Statement, the Fund believes it is important to list all of its purchases, not just those purchases made in the last 60 days as required by Schedule 13D. Thus, through the date of this filing, the Fund has purchased 500,000 Shares in open market transactions as set forth below:

  PURCHASE       NUMBER OF      PER SHARE PURCHASE PRICE
    DATE           SHARES       (EXCLUDING COMMISSIONS)
----------------------------------------------------------
    10/3/01        90,000                  $0.19
    10/4/01        20,000                  $0.21
    10/5/01        10,000                  $0.19
   11/21/01         9,000                  $0.18
   11/26/01         6,000                  $0.18
    12/4/01        10,000                  $0.18
    12/4/01        20,000                  $0.18
   12/10/01        10,000                  $0.20
   12/14/01        20,000                  $0.21
   12/17/01        20,000                  $0.20
   12/20/01        20,000                  $0.19
   12/24/01        20,000                  $0.17
   12/26/01        10,000                  $0.18
   12/27/01        10,000                  $0.19
   12/27/01        10,000                  $0.18
   12/31/01        15,000                  $0.20
    1/29/02        10,000                  $0.12
    1/30/02        10,000                  $0.12
    1/30/02        10,000                  $0.12
     2/8/02        20,000                  $0.12
    2/20/02        12,000                  $0.12
     3/5/02        18,000                  $0.13
     3/5/02        20,000                  $0.13
     5/8/02         5,000                  $0.20
     5/8/02         5,000                  $0.20
     5/8/02        27,000                  $0.21
     6/4/02        10,000                  $0.20
     6/6/02         6,700                  $0.24
    6/10/02         4,630                  $0.26

CUSIP NO. 62887410                                                  Page 9 of 13


  PURCHASE       NUMBER OF      PER SHARE PURCHASE PRICE
    DATE           SHARES       (EXCLUDING COMMISSIONS)
----------------------------------------------------------

    6/10/02        20,000                  $0.26
    6/10/02        20,000                  $0.25
    7/15/02         1,670                  $0.29

      Through July 23, 2002, the Trust has purchased 314,700 Shares in open market transactions as set forth below:

  PURCHASE       NUMBER OF      PER SHARE PURCHASE PRICE
    DATE           SHARES       (EXCLUDING COMMISSIONS)
----------------------------------------------------------
    7/15/02         5,000                  $0.33
    7/15/02        10,000                 $0.295
    7/15/02        10,000                  $0.37
    7/16/02         5,000                  $0.50
    7/16/02        20,000                  $0.51
    7/17/02         5,000                  $0.49
    7/17/02         5,000                  $0.50
    7/17/02        10,000                  $0.51
    7/17/02        10,000                  $0.52
    7/18/02        10,000                  $0.49
    7/18/02        20,000                  $0.48
    7/18/02        24,700                  $0.47
    7/19/02         5,000                  $0.44
    7/19/02        12,500                  $0.48
    7/19/02        22,500                  $0.45
    7/22/02         5,000                  $0.42
    7/22/02        10,000                 $0.405
    7/22/02        15,000                  $0.45
    7/22/02        20,000                  $0.43
    7/23/02         5,000                  $0.45
    7/23/02        10,000                  $0.52
    7/23/02        25,000                  $0.47
    7/23/02        50,000                  $0.50

     (d)  Not Applicable.

CUSIP NO. 62887410                                                 Page 10 of 13


     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not Applicable.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.1  Joint Filing Agreement

CUSIP NO. 62887410                                                 Page 11 of 13


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 27, 2002                   TURKEY VULTURE FUND XIII, LTD.


                                       By: /s/ Richard M. Osborne
                                           -------------------------------------
                                           Richard M. Osborne, Manager


                                       RICHARD M. OSBORNE TRUST


                                       By: /s/ Richard M. Osborne
                                           -------------------------------------
                                           Richard M. Osborne, Trust

CUSIP NO. 62887410                                                 Page 12 of 13



                                  Exhibit Index

Exhibit 7.6         Agreement of Joint Filing